Douglas Emmett, Inc. 1299 Ocean Avenue, Suite 1000, Santa Monica, California 90401 Telephone 310.255.7700 Facsimile 310 255.7701

August 15, 2019

VIA EDGAR CORRESPONDENCE

Babette Cooper, Staff Accountant
Kristi Marrone, Staff Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Douglas Emmett, Inc.
Form 10-K
Filed February 15, 2019
File No. 001-33106

Dear Ms. Cooper and Ms. Marrone:

We are in receipt of your letter dated August 2, 2019 regarding a comment to the above referenced filing. For your convenience, the comments contained in your letter are reprinted below in italics followed by our response:

Form 10-K for the year ended December 31, 2018

Note 1. Overview

Basis of Presentation, page F-10

1.	COMMENT:

We note that you have consolidated JVs for which you are the primary beneficiary. Please tell us how you have met the disclosure requirements of ASC 810-10-50-5A or revise accordingly in future filings.

COMPANY RESPONSE:

In future filings, we will include additional disclosure in accordance with ASC 810-10-50-5A. Using the period ended June 30, 2019 as an example, such disclosure would have been as follows:

Babette Cooper, Staff Accountant
Kristi Marrone, Staff Accountant
August 15, 2019

Note 1. Overview

Basis of Presentation

The accompanying financial statements are the consolidated financial statements of Douglas Emmett, Inc. and its subsidiaries, including our Operating Partnership and our consolidated JVs. All significant intercompany balances and transactions have been eliminated in our consolidated financial statements.

We consolidate entities in which we are considered to be the primary beneficiary of a variable interest entity (“VIE”) or have a majority of the voting interest of the entity. We are deemed to be the primary beneficiary of a VIE when we have (i) the power to direct the activities of that VIE that most significantly impact its economic performance, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We do not consolidate entities in which the other parties have substantive kick-out rights to remove our power to direct the activities, most significantly impacting the economic performance, of that VIE. In determining whether we are the primary beneficiary, we consider factors such as ownership interest, management representation, authority to control decisions, and contractual and substantive participating rights of each party.

We consolidate our Operating Partnership through which we conduct substantially all of our business, and own, directly and through subsidiaries, substantially all of our assets, and are obligated to repay substantially all of our liabilities, including $3.20 billion of consolidated debt. See Note 8. We also consolidate three JVs. As of June 30, 2019, these consolidated entities had aggregate total consolidated assets of $8.68 billion (of which $8.09 billion related to investment in real estate), aggregate total consolidated liabilities of $4.63 billion (of which $4.30 billion related to debt), and aggregate total consolidated equity of $4.05 billion (of which $1.56 billion related to noncontrolling interests).

If you should have any additional questions please contact me directly at (310) 255-7749.

Sincerely,

/s/ Peter Seymour
Peter Seymour
Chief Financial Officer
Douglas Emmett, Inc.